UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 12b-25	SEC FILE NUMBER 000-49766
NOTIFICATION OF LATE FILING	CUSIP NUMBER 581181 10 4

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D	☐	Form N-SAR
☐	Form N-CSR
For Period Ended: June 30, 2010
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: __________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Full Name of Registrant McIntosh Bancshares, Inc.
Former Name if Applicable
Address of Principal Executive Office (Street and Number) 210 South Oak Street
City, State and Zip Code Jackson, Georgia 30237

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

McIntosh Bancshares, Inc will be delayed in filing its quarterly report on Form 10-Q for the quarter ended June 30, 2010.  An actuarial valuation needs to be performed on the Company’s Pension Plan as of June 30, 2010 due to freezing the plan in June 2010 and it has not been completed in time to meet the filing deadline.  It is not possible to reliably quantify the balance sheet as of June 30, 2010 due to the technical valuation of unfunded pension liabilities and the corresponding impact on capital.   We anticipate receiving the valuation of the pension plan in the next couple of weeks.

There will be no impact to the Statements of Operations for the Three and Six Months ended June 30, 2010 due to the change in valuation of unfunded penion liabilities.

Item 2-Management's Disussion and Analysis
McIntosh Bancshares, Inc. and Subsidiaries
Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations
For Each of the Three Months and the Six Months in the Period Ended
June 30, 2010

Results of Operations – Six and three months ended June 30, 2010 and 2009

General
 The Company’s results of operations are determined by its ability to effectively manage interest income and expense, to minimize loan and investment losses, to generate noninterest income and to control noninterest expense.  Since interest rates are determined by market forces and economic conditions beyond the control of the Company, the ability to generate interest income is dependent upon the Bank’s ability to obtain an adequate spread between the rate earned on earning assets and the rate paid on interest-bearing liabilities.

The following table shows the significant components of our operations:

	For the three months ended June 30,
	2010	2009	Change	% change
Interest and dividend income	$3,636,034	5,143,886	(1,507,852)	-29.31%
Interest expense	1,717,235	2,629,994	(912,759)	-34.71%
Net interest income	1,918,799	2,513,892	(595,093)	-23.67%
Provision for loan losses	820,518	2,170,039	(1,349,521)	-62.19%
Noninterest income	1,480,327	585,245	895,082	152.94%
Noninterest expense	3,700,946	3,665,511	35,435	0.97%
Net loss before income taxes	1,122,338	2,736,413	(1,614,075)	-58.99%
Net loss	1,122,338	1,693,508	(571,170)	-33.73%
Net loss per share	0.35	0.52	(0.17)	-32.69%

Item 2-Management's Disussion and Analysis - (continued)

McIntosh Bancshares, Inc. and Subsidiaries
Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations
For Each of the Three Months and the Six Months in the Period Ended
June 30, 2010

	For the six months ended June 30,
	2010	2009	Change	% change
Interest and dividend income	$7,582,315	10,716,914	(3,134,599)	-29.25%
Interest expense	3,510,845	5,390,559	(1,879,714)	-34.87%
Net interest income	4,071,470	5,326,355	(1,254,885)	-23.56%
Provision for loan losses	7,550,068	2,725,704	4,824,364	177.00%
Noninterest income (loss)	1,736,482	(272,346)	2,008,828	-737.60%
Noninterest expense	7,296,342	6,321,109	975,233	15.43%
Net loss before income taxes	9,038,458	3,992,804	5,045,654	126.37%
Net Loss	9,038,458	3,104,942	5,933,516	191.10%
Net loss per share	2.78	0.95	1.83	191.58%

Net Interest Income
For the three months ended June 30, 2010 and 2009, our tax equivalent interest ratios are as follows:

	June 30, 2010	June 30, 2009
Net Interest Margin	2.49%	2.57%
Net Interest Spread	2.72%	2.32%
Yield on Loans	5.28%	5.78%
Yield on Investment Securities	2.00%	4.66%
Cost of Interest Bearing Deposits	1.99%	2.83%
Cost of Borrowed Money	3.09%	3.27%
Cost of Funds	2.03%	2.84%

For the six months ended June 30, 2010 and 2009, our tax equivalent interest ratios are as follows:

	June 30, 2010	June 30, 2009
Net Interest Margin	2.58%	2.74%
Net Interest Spread	2.91%	2.49%
Yield on Loans	5.37%	5.92%
Yield on Investment Securities	2.07%	4.80%
Cost of Interest Bearing Deposits	2.02%	2.89%
Cost of Borrowed Money	3.01%	3.32%
Cost of Funds	2.04%	2.88%

Net interest income for the three months declined approximately $595,000 million or 23.7% from the year-ago period.  This decline is due to carrying $14.7 million more in average nonaccrual loans and $6.6 million more in average other real estate as of June 30, 2010 versus the year-ago period and loans declining $8.9 million or 3.4% in current three month period versus declining $6.8 million or 2.2% in the prior year period.  Also contributing to the net interest income change during three month period versus the year-ago period was reversing $38,000 less in interest income from placing loans on nonaccrual status during the period.

Item 2-Management's Disussion and Analysis - (continued)

McIntosh Bancshares, Inc. and Subsidiaries
Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations
For Each of the Three Months and the Six Months in the Period Ended
June 30, 2010

Net interest income for the six months declined approximately $1.3 million or 23.6% from the year-ago period.  This decline is due to carrying $13.2 million more in average nonaccrual loans and $8.1 million more in average other real estate as of June 30, 2010 versus the year-ago period and loans declining $26.3 million or 9.5% in current six month period versus declining $20.1 million or 6.2% in the prior year period.  Also contributing to the net interest income decrease during six month period versus the year-ago period was reversing $144,000 more in interest income from placing loans on nonaccrual status during the period.

For the three months ended June 30, 2010, the Company’s tax equivalent net interest margin of 2.49% decreased 8 basis points from the year-ago period.  The decrease was attributable to lower yield on loans from carrying $50.0 million in nonaccrual loans and $27.4 million in other real estate as well as the yield on investment securities decreasing 266 basis points.  The decrease in investment security yield was the result of bond sales that took place during 2009 to recognize securities gains and reinvestment at shorter term U.S. Treasury securities to position the portfolio for a rising rate environment.

For the six months ended June 30, 2010, the Company’s tax equivalent net interest margin of 2.58% decreased 16 basis points from the year-ago period.  The decrease was attributable to lower yield on loans from carrying $50.0 million in nonaccrual loans and $27.4 million in other real estate as well as the yield on investment securities decreasing 273 basis points.  The decrease in investment security yield was the result of bond sales that took place during 2009 to recognize securities gains and reinvestment at shorter term U.S. Treasury securities to position the portfolio for a rising rate environment.

Total interest income for the three months declined $1.5 million or 29.3% from the year-ago period.  The yield on earning assets for the quarter ended June 30, 2010 was 4.78% and declined 41 basis points from the year-ago period.  The decrease in the yield on earning assets from the year-ago period results from a 50 basis point drop in loan yield, a 266 basis point decrease in investment portfolio yield, and a 9 basis point increase in yield on federal funds sold and interest bearing deposits. Also contributing to the decline in the yield on earning assets is the increase in loans on nonaccrual of $50.0 million as well as the increase in loans transferred to other real estate.

Total interest income for the six months declined $3.1 million or 29.3% from the year-ago period.  The yield on earning assets for the six months ended June 30, 2010 was 4.98% and declined 43 basis points from the year-ago period.  The decrease in the yield on earning assets from the year-ago period results from a 55 basis point drop in loan yield, a 273 basis point decrease in investment portfolio yield, and a 9 basis point increase in yield on federal funds sold and interest bearing deposits. Also contributing to the decline in the yield on earning assets is the increase in loans on nonaccrual of $50.0 million as well as the increase in loans transferred to other real estate.

Total interest expense for the three months fell approximately $913,000 or 34.7% from the year-ago period.  The cost of funds for the quarter ended June 30, 2010 was 2.03% and decreased 81 basis points from the year-ago period.  The decline in the cost of funds from the year-ago period results from a 84 basis point decline in the cost of funds on interest bearing deposits and a 18 basis point decline in borrowed money.  The overall decline in the cost of funds from the year-ago period versus the three months ended June 30, 2010 results from the Bank repricing both its nonmaturing and maturing time deposits at lower rates.  The Bank has focused on utilizing lower cost local deposits to replace the wholesale deposits as they have matured.

Total interest expense for the six months fell approximately $1.9 million or 34.9% from the year-ago period.  The cost of funds as of June 30, 2010 was 2.04% and decreased 84 basis points from the year-ago period.  The decline in the cost of funds from the year-ago period results from a 87 basis point decline in the cost of funds on interest bearing deposits and a 31 basis point decline in borrowed money.  The overall decline in the cost of funds from the year-ago period versus the six months ended June 30, 2010 results from the Bank repricing both its nonmaturing and maturing time deposits at lower rates as well as a reduction in wholesale funding of $27.1 million.

Item 2-Management's Disussion and Analysis - (continued)

McIntosh Bancshares, Inc. and Subsidiaries
Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations
For Each of the Three Months and the Six Months in the Period Ended
June 30, 2010

Provision for Loan Losses
Provision for loan losses decreased for the three months $1.3 million or 62.2% and increased for the six months $4.8 million or 177.0% from the year-ago period.  Refer to comments on allowance for loan losses adequacy regarding management’s assessment for the provision.

Non-Interest Income
The composition of other non-interest income is as follows:

	For the Three Months Ended June 30,
	2010	2009	Change	% Change
Service charges	$585,393	590,819	(5,426)	-0.92%
Investment securities gains (losses)	572,100	1,500	570,600	38040.00%
Increase in cash surrender value of life insurance	51,979	75,915	(23,936)	-31.53%
Other real estate losses	(46,979)	(373,652)	326,673	-87.43%
Fixed and repossessed asset (losses) gains	82,176	(986)	83,162	8434.28%
Other income	235,658	291,649	(55,991)	-19.2%
Total other income	$1,480,327	585,245	895,082	152.94%

	For the Six Months Ended June 30,
	2010	2009	Change	% Change
Service charges	$1,143,421	1,155,823	(12,402)	-1.07%
Investment securities gains (losses)	572,100	(1,705,179)	2,277,279	133.55%
Increase in cash surrender value of life insurance	127,894	151,830	(23,936)	-15.77%
Other real estate losses	(567,846)	(444,781)	(123,065)	27.67%
Fixed and repossessed asset (losses) gains	(48,818)	(501)	(48,317)	9644.11%
Other income	509,731	570,462	(60,731)	-10.65%
Total other income	$1,736,482	(272,346)	2,008,828	737.60%

Other income for the three months increased $895,000 or 152.9% from the year-ago period.  This increase is principally due to the $572,000 gain on sale of investment securities that occurred in the second quarter of 2010.  Losses on the disposal of other real estate decreased approximately $327,000 or 87.4% from $374,000 to $47,000 from the year ago period.   Secondary Market Fees on mortgage originations declined $98,000, or 75.9%, due to lower mortgage origination volume as demand for mortgage loans declined and underwriting standards became more stringent.

Other income for the six months increased $2.0 million or 737.6% from the year-ago period.  This increase is principally due to the $1.7 million write-off in stock of Silverton Bank, N.A. that occurred in the first quarter of 2009 and the $572,000 gain on sale of investment securities in 2010.  Losses on the disposal of other real estate increased approximately $123,000 or 27.67% from $445,000 to $568,000 from the year ago period.   Secondary Market Fees on mortgage originations declined $138,000, or 68.2%, due to lower mortgage origination volume as demand for mortgage loans declined and underwriting standards became more stringent.

Item 2-Management's Disussion and Analysis - (continued)

McIntosh Bancshares, Inc. and Subsidiaries
Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations
For Each of the Three Months and the Six Months in the Period Ended
June 30, 2010

Non-Interest Expense
The composition of other non-interest expense is as follows:

	For the Three Months Ended June 30,
	2010	2009	Change	% Change
Salaries and employee benefits	$1,644,079	1,919,422	(275,343)	-14.35%
Occupancy and equipment	369,195	387,676	(18,481)	-4.77%
Other operating	1,687,672	1,358,413	329,259	24.24%
Total other expense	$3,700,946	3,665,511	35,435	0.97%

	For the Six Months Ended June 30,
	2010	2009	Change	% Change
Salaries and employee benefits	$3,426,012	2,929,541	496.471	16.95%
Occupancy and equipment	721,845	818,220	(96,375)	-11.78%
Other operating	3,148,485	2,573,348	575,137	22.35%
Total other expense	$7,296,342	6,321,109	975,233	15.43%

Other noninterest expense for the three months increased approximately $35,000 or 0.97% from the year-ago period.  The increase is predominantly attributable to an increase in FDIC insurance premiums of $116,000 or 36.8% to $431,000 for the current quarter, and an increase in other real estate and collection expense of $303,000 or 116.0%.  Salaries and personnel expense has fallen $275,000 or 14.4%, as full-time equivalent employees for the Company have fallen from 117 to 113.5 or 3.0%.  Occupancy expense is down $18,000 due to the closure of the Lake Oconee location in September of 2009.

Other noninterest expense for the six months increased approximately $975,000 or 15.4% from the year-ago period.  The increase is predominantly attributable to the reversal of accrued deferred compensation totaling $1 million in the first quarter of 2009.  Salaries and personnel expense has fallen $504,000 or 17.2%, excluding the reversal of $1 million in accrued deferred compensation.  Occupancy expense is down $96,000 due to the closure of the Lake Oconee location in September 2009. FDIC insurance premium expense has increased $300,000 or 70.5% to $727,000, due to higher FDIC assessments.  Expenses related to other real estate and collections have increased $461,000 or 75.1% to $1.1 million compared to the year-ago period.

Income Taxes
There was no income tax benefit at June 30, 2010 due to the valuation allowance that was established for the net deferred tax asset, as the realization of these deferred tax assets is dependent on future taxable income.  Due to substantial losses incurred during 2009 and 2008 and substantial doubt as to the Company’s ability to utilize the losses to offset taxable income prior to their expiration, no tax benefit was accrued during the quarter.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification Darren M. Cantlay 770 775-8300 (Name) (Area Code) (Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 As noted above, the Company is unable to reasonably estimate the impact of freezing the pension plan on the balance sheet and resulting effect on capital.  The results of operations will reflect additional loan loss provision expense as compared to the pervious period as well as additional expense of carrying nonperforming assets and additional Federal Deposit Insurance expense.   The additional loan loss expense is the result of the continued recessionary effects occurring in our local markets.  See details of results of operations presented herein.

                           McIntosh Bancshares, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 16, 2010

By  /s/   Darren M. Cantlay

Title:     Chief Financial Officer__________

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